EXHIBIT 99.1

Brookfield Renewable Increases Ownership Stake in TerraForm Power

All amounts in U.S. dollars unless otherwise stated

Investment Highlights:

  Brookfield Renewable, together with its institutional partners, acquired an additional 61 million shares in TerraForm Power in a private placement
  Proceeds will support the funding of TerraForm Power’s acquisition of Saeta Yield – a high-quality, 1,028 megawatt European solar and wind portfolio
  Expected to be immediately accretive to unitholders, contributing approximately $80 million of incremental FFO annually to Brookfield Renewable
  Post funding, Brookfield Renewable’s available liquidity remains robust at $1.4 billion

BROOKFIELD, NEWS, June 11, 2018 (GLOBE NEWSWIRE) -- Brookfield Renewable Partners L.P. (TSX:BEP.UN) (NYSE:BEP) (“Brookfield Renewable”) today announced that, together with its institutional partners, they have acquired an additional 61 million shares of TerraForm Power (NASDAQ:TERP) through a private placement for a total consideration of $650 million, increasing their aggregate interest in TerraForm Power to 65% from 51% at a price of $10.66 per share of Class A common stock.

Brookfield Renewable’s total commitment of $420 million increases its interest in TerraForm Power to 30%, which it will fund through available liquidity. This incremental investment is expected to be immediately accretive to Brookfield Renewable unitholders, contributing approximately $80 million to Brookfield Renewable’s FFO on a run-rate basis.

This investment increases Brookfield Renewable’s exposure to the rapidly growing solar and wind sectors through its higher ownership interest in TerraForm Power, and through TerraForm Power’s announced acquisition of Saeta Yield – a leading, 1,028 megawatt European solar and wind portfolio, which is expected to close on June 12, 2018. With this acquisition, we continue to advance TerraForm Power’s position as a leading owner and operator of solar and wind assets in developed markets around the world.

“We have been extremely pleased with TerraForm Power’s performance to date as it makes excellent progress in advancing its business plan to enhance cash flows through organic growth and de-leveraging of its balance sheet,” said Sachin Shah, CEO of Brookfield Renewable. “Most importantly, within four months of our initial investment, TerraForm Power has created meaningful value for all investors as it continues to pursue high-quality solar and wind opportunities in Western Europe and North America.”

Brookfield Renewable Partners

Brookfield Renewable Partners operates one of the world’s largest publicly traded, pure-play renewable power platforms. Our portfolio consists of hydroelectric, wind, solar and storage facilities in North America, South America, Europe and Asia, and totals over 17,000 megawatts of installed capacity and an 8,000 megawatt development pipeline. Brookfield Renewable is listed on the New York and Toronto stock exchanges.

Brookfield Renewable is the flagship listed renewable power company of Brookfield Asset Management, a leading global alternative asset manager with over US$285 billion of assets under management.

For more information, please contact:

Media: Claire Holland (416) 369-8236 claire.holland@brookfield.com Investors: Divya Biyani (416) 369-2616 divya.biyani@brookfield.com

Cautionary Statement Regarding Forward-looking Statements

This news release contains forward-looking statements and information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “will”, “grow”, “expect”, “plan”, “progress”, “accrete”, and derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements. Forward-looking statements in this news release include statements regarding the quality of Brookfield Renewable’s and TerraForm Power’s businesses, the expectation for future growth of cash flows and Funds From Operations (“FFO”), the availability of liquidity and the growth prospects of certain segments of the renewable power market, and the timing and progress toward completion of acquisitions. Although Brookfield Renewable believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, you should not place undue reliance on them, or any other forward-looking statements or information in this news release. The future performance and prospects of Brookfield Renewable are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Renewable to differ materially from those contemplated or implied by the statements in this news release include weather conditions and other factors which may impact generation levels at our facilities; economic conditions in the jurisdictions in which we operate; our ability to sell products and services under contract or into merchant energy markets; our lack of control over all of our operations and subsidiaries; our lack of access to all renewable power acquisitions that Brookfield Asset Management Inc. identifies; changes to government regulations, including incentives for renewable energy; our ability to grow within our current markets or expand into new markets; our ability to complete development and capital projects on time and on budget; our inability to finance our operations or fund future acquisitions due to the status of the capital markets; the ability to effectively source, complete and, if applicable, integrate new acquisitions and to realize the benefits of such acquisitions; health, safety, security or environmental incidents; regulatory risks relating to the power markets in which we operate, including relating to the regulation of our assets, licensing and litigation; risks relating to our internal control environment; contract counterparties not fulfilling their obligations; and other risks associated with the construction, development and operation of power generating facilities.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this news release and should not be relied upon as representing our views as of any subsequent date. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law. For further information on these known and unknown risks, please see “Risk Factors” included in our Form 20-F.

Cautionary Statement Regarding Use of Non-IFRS Measures

This news release contains references to Funds From Operations (“FFO”), which is not a generally accepted accounting measure under IFRS and therefore may differ from the definition of Funds From Operations used by other entities. We believe that this is a useful supplemental measure that may assist investors in assessing the financial performance and the cash anticipated to be generated by our operating portfolio. Funds From Operations should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS.

References to Brookfield Renewable are to Brookfield Renewable Partners L.P. together with its subsidiary and operating entities unless the context reflects otherwise.